GATX Corporation 233 S. Wacker Drive Chicago, IL 60606-7147	Thomas A. Ellman Executive Vice President and Chief Financial Officer Tel: 312.621.4560 Fax: 312.499.7332 thomas.ellman@gatx.com

June 26, 2023

Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Yolanda Guobadia
Mr. Robert Babula

Re:	GATX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 16, 2023
File No. 001-02328

Dear Sir or Madam:

On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting the Company’s response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter dated June 9, 2023 addressed to me. The comment is duplicated below and is followed immediately by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022
Financial Statements
Note 12 – Share-Based Compensation, page 87

We note disclosures in the last paragraph on page 48, second-to-last paragraph on page 87, and first paragraph on page 89, indicating that you have participating securities, as defined in FASB ASC 260-10-20, which may need to be considered in your computations of basic earnings per share pursuant to FASB ASC 260-10-45-61.

For example, you state “The dividends that accrue on all stock options and stock appreciation rights are paid upon vesting and continue to be paid until the stock options or stock appreciation rights are exercised, canceled, or expire” and “We accrue dividends on all restricted stock units and pay those dividends when the awards vest.”

However, there is no indication among your disclosures on page 94 of how the participating securities have been reflected in your computations of basic earnings per share, using the two-class method prescribed by FASB ASC 260-10-45-60A.

June 26, 2023
Securities and Exchange Commission

Tell us how you have evaluated the terms of the participating securities relative to the requirements for using the two-class method in FASB ASC 260-10-45-60B, including your application of the guidance in FASB ASC 260-10-45-65 and 66. Also clarify the extent to which holders of unvested participating securities have nonforfeitable rights to dividends or dividend equivalents that would need to be included in your computations pursuant to FASB ASC 260-10-45-61A.

Please submit any revisions that you propose to apply or to clarify how you have applied or considered these requirements in presenting basic earnings per share.

Response: The Company advises the Staff that holders of unvested equity awards granted to certain employees and non-employee directors, which include stock options, stock appreciation rights (“SARs”)1, restricted stock units, performance shares and phantom stock, do not have non-forfeitable rights to dividends or dividend equivalents. Accordingly, those awards are not participating securities, as defined in FASB ASC 260-10-20, and therefore not subject to the requirements for using the two-class method of computation of basic and diluted earnings per share (“EPS”) in FASB ASC 260-10-45-60B.

However, once stock options and SARs2 become vested, the award holders obtain non-forfeitable rights to dividends and the awards qualify as participating securities. Accordingly, the two-class method should have been used and those vested awards should have been included in the Company’s computation of EPS pursuant to such method under the requirements of FASB ASC 260-10-45-60B for the periods presented in the Annual Report on Form 10-K for the year ended December 31, 2022.

To evaluate the materiality of the error to the reported basic and diluted EPS from continuing operations for the applicable historical periods, management considered the guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1N: Quantifying Misstatements in Financial Statements). In accordance with this guidance, we conducted a detailed quantitative and qualitative assessment of materiality as described below.

The impact of this error to basic and diluted EPS from continuing operations for the first quarter of 2023 and annual and interim periods of 2022, 2021 and 2020 is quantitatively insignificant; the quantitative details are included as Exhibit A hereto. The adjusted differences range from 0.9% to 3.9% of reported EPS for all reporting periods in 2022, 2021 and 2020, with two exceptions. For the second quarter of 2022, although the difference in both basic and diluted EPS was only one cent, this difference constituted a 14.3% change. Basic and diluted EPS for that period was unusually low due to a net negative impact of $31.5 million related to the impairment of assets designated as held for sale. For the second quarter of 2021, although the differences in basic and diluted EPS were only two cents and one cent, respectively, these differences constituted a 12.5% change and 6.7% change, respectively. Basic and diluted EPS for that period were unusually low due to a net negative impact of $39.7 million related to an enacted tax rate increase in the United Kingdom. From a quantitative standpoint, when taken as a whole, the magnitude of the error upon basic and diluted EPS is therefore insignificant.

In contemplation of the guidance set forth in SAB 99, management also considered qualitative factors, including the following:

•The error does not mask a change in earnings or other trends and does not change a loss into income or vice versa. The error does not impact any revenues, expenses, segment profit, earnings or other financial statement trends.

1 No SARs have been granted since 2015.
2 No SARs remained outstanding as of March 31, 2022.

June 26, 2023
Securities and Exchange Commission

•The use of the two-class method versus the treasury method does not result in any change or modification to the Consolidated Balance Sheet, non-EPS related Consolidated Statements of Comprehensive Income, Consolidated Statements of Cash Flows or Consolidated Statements of Changes in Shareholders’ Equity for any reporting period.

•The error does not affect management’s compensation, as management is not compensated on EPS. As described in the Compensation Discussion and Analysis section of the proxy statements for the applicable years, management’s annual performance compensation is based on consolidated net income, and management’s long-term incentive plan is based on a combination of investment volume and return on equity.

•The error does not hide a failure to meet analyst expectations.

◦Management does not provide quarterly earnings guidance or discuss quarterly results in the context of analyst estimates. Management routinely notes that quarterly EPS can vary dramatically and therefore investors and analysts focus on full-year results.

◦Management provides annual earnings guidance by giving a range of anticipated EPS, excluding tax adjustments and other items (non-GAAP), for the year. The use of the two-class method versus the treasury method would not have caused our reported EPS, excluding tax adjustments and other items (non-GAAP), to fall below the guidance range provided, nor would it have impacted whether we exceeded or missed analysts’ consensus estimate, for any of the previous three years.

•The error does not affect our compliance with any regulatory requirements, nor does it have an effect on our loan covenant calculations or compliance with any contractual requirements.

•The error had no impact on the Company’s reportable segments.

•In management’s view, the magnitude of differences between the two-class method and treasury method would not be considered material by readers of our financial statements as it does not impact net income, liquidity or working capital and the error in presentation does not relate to future cash outflows.

The Company also assessed its internal control over financial reporting as a result of this error. We do not believe that there was a reasonable possibility that the Company’s internal control over financial reporting would have failed to prevent or detect a material misstatement of the Company’s annual or interim financial statements on a timely basis. Vested and exercisable options represented approximately 1.9% of our total shares outstanding as of December 31, 2022. Given the number of common shares outstanding, the nature of our share-based compensation plans and total number of employees eligible for share-based compensation plans, there is no reasonable possibility that this error could rise to a level that might cause the calculation and disclosure to be materially misstated. The Company also considered other indicators of a material weakness as set forth in Auditing Standard (AS) 2201, which include fraud; material misstatement not detected by company controls; and ineffective oversight of financial reporting and internal control by management, including the Audit Committee, and concluded none of these indicators are present. Based on this assessment, the Company has concluded that such error does not constitute a material weakness in the Company’s internal control over financial reporting.

June 26, 2023
Securities and Exchange Commission

Based on our assessment of materiality, considering quantitative and qualitative factors, we have concluded that the impact of the error regarding the use of the two-class method for EPS calculation is not material to our financial statements or to users of our financial statements for the applicable periods. However, in all future filings, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2023, we will implement the two-class method for the calculation of basic and diluted EPS and update the related disclosures to describe how our participating securities have been identified and reflected in our EPS computations.

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If you have any questions or comments regarding the Company’s response, or if you require any additional information, please call me at (312) 621-4560.

Sincerely,

/s/ Thomas A. Ellman
Thomas A. Ellman
Executive Vice President and Chief Financial Officer

Attachment

June 26, 2023
Securities and Exchange Commission

Exhibit A

	Three Months Ended March 31, 2023
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$2.19	$(0.06)	$2.13	(2.7)%
Diluted earnings per share from continuing operations	$2.16	$(0.03)	$2.13	(1.4)%

	Twelve Months Ended December 31, 2022
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$4.41	$(0.12)	$4.29	(2.7)%
Diluted earnings per share from continuing operations	$4.35	$(0.06)	$4.29	(1.4)%

	Nine Months Ended September 30, 2022
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$3.04	$(0.08)	$2.96	(2.6)%
Diluted earnings per share from continuing operations	$2.99	$(0.04)	$2.95	(1.3)%

	Six Months Ended June 30, 2022
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$2.21	$(0.06)	$2.15	(2.7)%
Diluted earnings per share from continuing operations	$2.18	$(0.03)	$2.15	(1.4)%

	Three Months Ended March 31, 2022
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$2.13	$(0.05)	$2.08	(2.3)%
Diluted earnings per share from continuing operations	$2.10	$(0.02)	$2.08	(1.0)%

	Three Months Ended June 30, 2022
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$0.07	$(0.01)	$0.06	14.3%
Diluted earnings per share from continuing operations	$0.07	$(0.01)	$0.06	14.3%

	Three Months Ended September 30, 2022
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$0.82	$(0.02)	$0.80	(2.4)%
Diluted earnings per share from continuing operations	$0.81	$(0.01)	$0.80	(1.2)%

June 26, 2023
Securities and Exchange Commission

	Three Months Ended December 31, 2022
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.38	$(0.04)	$1.34	(2.9)%
Diluted earnings per share from continuing operations	$1.36	$(0.03)	$1.33	(2.2)%

	Twelve Months Ended December 31, 2021
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$4.04	$(0.11)	$3.93	(2.7)%
Diluted earnings per share from continuing operations	$3.98	$(0.06)	$3.92	(1.5)%

	Nine Months Ended September 30, 2021
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$2.32	$(0.07)	$2.25	(3.0)%
Diluted earnings per share from continuing operations	$2.28	$(0.04)	$2.24	(1.8)%

	Six Months Ended June 30, 2021
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.19	$(0.04)	$1.15	(3.4)%
Diluted earnings per share from continuing operations	$1.17	$(0.02)	$1.15	(1.7)%

	Three Months Ended March 31, 2021
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.04	$(0.04)	$1.00	(3.8)%
Diluted earnings per share from continuing operations	$1.02	$(0.02)	$1.00	(2.0)%

	Three Months Ended June 30, 2021
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$0.16	$(0.02)	$0.14	(12.5)%
Diluted earnings per share from continuing operations	$0.15	$(0.01)	$0.14	(6.7)%

	Three Months Ended September 30, 2021
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.13	$(0.03)	$1.10	(2.7)%
Diluted earnings per share from continuing operations	$1.11	$(0.01)	$1.10	(0.9)%

June 26, 2023
Securities and Exchange Commission

	Three Months Ended December 31, 2021
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.72	$(0.05)	$1.67	(2.9)%
Diluted earnings per share from continuing operations	$1.69	$(0.02)	$1.67	(1.2)%

	Twelve Months Ended December 31, 2020
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$4.30	$(0.15)	$4.15	(3.5)%
Diluted earnings per share from continuing operations	$4.24	$(0.10)	$4.14	(2.4)%

	Nine Months Ended September 30, 2020
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$3.79	$(0.14)	$3.65	(3.7)%
Diluted earnings per share from continuing operations	$3.74	$(0.10)	$3.64	(2.7)%

	Six Months Ended June 30, 2020
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$2.41	$(0.09)	$2.32	(3.7)%
Diluted earnings per share from continuing operations	$2.38	$(0.06)	$2.32	(2.5)%

	Three Months Ended March 31, 2020
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.35	$(0.05)	$1.30	(3.7)%
Diluted earnings per share from continuing operations	$1.33	$(0.03)	$1.30	(2.3)%

	Three Months Ended June 30, 2020
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.06	$(0.04)	$1.02	(3.8)%
Diluted earnings per share from continuing operations	$1.05	$(0.03)	$1.02	(2.9)%

	Three Months Ended September 30, 2020
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$1.38	$(0.05)	$1.33	(3.6)%
Diluted earnings per share from continuing operations	$1.36	$(0.04)	$1.32	(2.9)%

	Three Months Ended December 31, 2020
	As reported	Adjustment	As corrected	% Correction
Basic earnings per share from continuing operations	$0.51	$(0.02)	$0.49	(3.9)%
Diluted earnings per share from continuing operations	$0.50	$(0.01)	$0.49	(2.0)%